Exhibit 99.1

Risk and Capital Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK MANAGEMENT	5
1.1	Risk Appetite	6
1.2	Risk Culture	6
1.3	Risk and Capital Governance	7
1.4	Risk- adjusted Compensation	7

2	CAPITAL	8
2.1	Capital Management	8
2.2	Capital Adequacy Assessment	8
2.3	Stress Testing	8
2.4	Recovery Plan	9
2.5	Capital Requirements in Place and in Progress	10
2.6	Capital Composition	12
2.7	Risk-Weighted Asset (RWA)	14
	Risk-Weighted Assets for Credit Risk (RWACPAD)	14
	Risk-Weighted Assets for Market Risk (RWAMINT)	15
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	15
2.8	Additional Common Equity Tier I	16
2.9	Capital Adequacy	17
2.10	Leverage Ratio	19

3	BALANCE SHEET	20
	Balance Sheet	20
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	22
	Material entities	24

4	INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK	25

5	CREDIT RISK	26
5.1	Framework and Treatment	26
5.2	Credit Portfolio Analysis	27
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	27
	Operations with Credit Granting Characteristics by Economic Sector	29
	Remaining maturity of loan transactions	30
	Concentration on the Major Debtors	30
	Overdue Amounts	31
	Allowance for Loan Losses	31
	Mitigating Instruments	32
	Counterparty Credit Risk	33
	Acquisitions, Sale or Transfer of Financial Assets	35
	Operations of Securitization	36
	Credit Derivatives	37

6	MARKET RISK	38
6.1	Framework and Treatment	38
6.2	Portfolio Analysis	39
	Interest rate risk in the non-trading book	39
	Evolution of the Trading Portfolio	40
	Evolution of the Derivatives Portfolio	40
	VaR - Consolidated Itaú Unibanco	41
	VaR and Stresses VaR Internal Model – Regulatory Portfolio	41
	Stress Testing	42
	Backtesting	42
	Pricing of Financial Instruments	42

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	43
7.1	Framework and Treatment	43
7.2	Crisis Management and Business Continuity	43
7.3	Independent Validation of Risk Models	44

8	LIQUIDITY RISK	45
8.1	Framework and Treatment	45
8.2	Liquidity Coverage Ratio (LCR)	46

9	OTHER RISKS	47
	Insurance products, pension plans and premium bonds risks	47
	Social and Environmental Risk	47
	Regulatory Risk	47
	Model Risk	48
	Country Risk	48
	Business and Strategy Risk	48
	Reputational Risk	48

10	APPENDIX I	50

11	GLOSSARIES	53
11.1	Glossary of Acronyms	53
11.2	Glossary of Regulations	55

Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards.

For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2018, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
14.5%	14.5%	16.6%
December 31, 2017: 16.2%	December 31, 2017: 16.2%	December 31, 2017: 18.8%

Common Equity Tier I	Tier I	Total Capital
R$110,335 million	R$110,410 million	R$126,278 million
December 31, 2017: R$ 122,396 million	December 31, 2017: R$ 122,453 million	December 31, 2017: R$ 142,252 million

RWA	Credit Risk Exposure
R$ 760,139 million	R$ 665,358 million
December 31, 2017: R$ 756,708 million	December 31, 2017: R$ 660,516 million

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1	Risk Management

To assume and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes.

The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows:

•	Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

•	Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”;

•	Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios;

•	Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

•	Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services;

•	Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation.

On August 21, 2017, the Resolution CMN 4,557 put into in force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption.

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1.1	Risk Appetite

In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

•	Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings.

•	Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

•	Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

•	Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

•	Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO.

Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy.

1.2	Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate its risk culture. Itaú Unibanco’s Risk Culture is based on four basic principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management.

These principles connect Itaú Unibanco’s guidelines and help employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to the bank’s policies, procedures and processes, the risk culture strengthens the employees’ individual and collective responsibility for managing the risks connected to their individual activities, respecting business management with ethics.

The institution promotes its risk culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation.

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1.3	Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF).

Furthermore, to support this structure, ARF is structured with specialized departments. The objective is provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

1.4	Risk-adjusted Compensation

The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short-, medium- and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

The practices of compensation takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks and inadequacies.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the complete Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors.

In order to provide the Board with data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies, “Public Access Report – Capital Management”.

2.2	Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows:

•	Identification of the risks to which the institution is exposed and analysis of their materiality;
•	Assessment of the need for capital to cover the material risks;
•	Development of methods for quantifying additional capital;
•	Quantification of capital and internal capital adequacy assessment;
•	Capital and Contingency Plan;
•	Submission of report to BACEN.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841.

The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant cushion, thus ensuring the soundness of its equity position.

2.3	Stress Testing

The stress test is a process of simulating extreme economic and market conditions on the institution's results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities.

This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite.

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2.4	Recovery Plan

In response to the latest international crises, the Central Bank of Brazil issued Resolution No. 4.502, dated June 30, 2016, requiring a recovery plan to be drawn up by systemically important financial institutions (financial institutions with a total exposure of more than 10% of GDP). The purpose of this plan is to reestablish adequate levels of capital and liquidity, in excess of the minimum regulatory levels, through appropriate strategies in the event of severe systemic or idiosyncratic shocks. Accordingly, an institution would be able to preserve its financial feasibility and continuity without jeopardizing the operation of the National Financial System, and minimizing the need to resort to bailout.

The first version of the Recovery Plan was delivered to the Central Bank of Brazil by Itaú Unibanco in December 2017, after approval by the Board of Directors. The plan covers the whole conglomerate and the overseas subsidiaries. The document will be reviewed annually, so as to ensure that the strategies remain up to date and feasible in the event of organizational, competitive or systemic changes.

To this end, Itaú Unibanco’s recovery plan describes the institution’s critical functions and essential services; and it provides for monthly monitoring, using a set of indicators, of potential risks to solvency and liquidity, and reporting by committees to senior management; and it defines the severe stress scenarios of a systemic and idiosyncratic nature that threaten the institution’s ability to simulate strategies for the recovery of capital and liquidity, their financial impact, the risks of putting it into effect, and potential mitigators. It also establishes a transparent communications plan for the use of all stakeholders.

This comprehensive exercise ensures that, even at times of severe stress, which are extremely unlikely to occur, Itaú Unibanco will have strategies for generating sufficient resources for the sustainable maintenance of its critical activities and essential services, without damaging its investors, the financial system or the other participants in the markets where it operates.

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2.5	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(1) and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available – stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital – and the risk-weighted assets (RWA).

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(2), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWAMINT), replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for external units. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Colombia, Paraguay and Uruguay.

Credit, market and operational risks approaches are treated as described in section “2.7 Risk-Weighted Assets (RWA)”.

From January 1st, 2018 to December 31st, 2018, the minimum Total Capital ratio required is 8.625%, and following the schedule for a gradual reduction, it will be 8% on January 1st, 2019.

Beyond the minimum requirement, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirement over time. The amount of each component and the minimum regulatory requirements, as provided for in CMN Resolution 4,193, are described in the table below.

Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below presents the schedule of implementation of Basel III rules in Brazil, as defined by BACEN. The information correspond to the percentages of Itaú Unibanco’s risk weighted assets.

Basel III - Implementation Schedule	From January 1st
	2017	2018	2019(2)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total Capital	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	1.50%	2.375%	3.5%
conservation	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%
systemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	6.0%	6.875%	8.0%
Total Capital + ACP	10.75%	11.0%	11.5%
Prudential adjustments deductions	80%	100%	100%

(1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30.371), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

(2) Minimum requirements valid from 1 January, 2019 onwards

(1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(2) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.10 Leverage Ratio” in this report.

Also, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. Following the Basel methodology for identifying G-SIBs, Itaú Unibanco’s score was 39 at 2016. A institution is considered G-SIB whether its score reaches at least 130. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(3). The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321 and disclosured subsequent amendments in Resolutions 343 and 360, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(3) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2017 with no additional material points.

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2.6	Capital Composition

The Total Capital, used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity			R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	118,511	126,924	114,897
Non-controlling interest in subsidiaries	12,155	11,942	11,391
Changes in ownership interest in a subsidiary in capital transactions	1,146	1,482	2,486
Consolidated Stockholders’ Equity (BACEN)	131,812	140,348	128,774
Common Equity Tier I prudential adjustments	(21,477)	(17,952)	(18,320)
Common Equity Tier I	110,335	122,396	110,454
Additional Tier I prudential adjustments	75	57	154
Additional Tier I Capital	75	57	154
Tier I (Common Equity Tier I + Additional Tier I Capital)	110,410	122,453	110,608
Instruments eligible to comprise Tier II	15,778	19,723	19,723
Tier II prudential adjustments	90	76	63
Tier II	15,868	19,799	19,786
Reference Equity (Tier I + Tier II)	126,278	142,252	130,394

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of March 31, 2018.

Prudential Adjustments				R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017	Ref. Appendix I
Goodwill paid upon the acquisition of investments	9,473	8,123	9,185	(e)
Intangible assets	7,775	5,456	4,322	(h) / (i)
Tax credits	5,231	5,208	5,428	(b)
Investments higher than 10% of the capital of companies that are similiar to non-consolidated financial intitutions	-	-	-
Minority shareholders’ primary capital surplus	319	286	606
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,497)	(1,399)	(1,681)
Others	176	278	460
Total	21,477	17,952	18,320

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

During the first quarter of 2018, Itaú Unibanco did not buy back any of its own shares. The shares that bank has bought in previous years are shown as “Treasury Shares”, which reached the balance of R$ 1,496 million in 31 March, 2018. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 15,091 million. Dividends are deducted from the institution’s shareholders’ equity, thus reducing its capital base. The interest on capital that is booked directly to income as an expense reduces the institution’s net income, reducing, consequently, the capital base.

More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report.

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The below table presents subordinated debts and other instruments eligible for Tier II capital:

Instruments Eligible for Tier II Capital									R$ million
	Maturities						03/31/2018	12/31/2017	03/31/2017
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Financial Bills	9,080	140	-	12	4,324	-	13,556	16,829	23,057
Euronotes	-	-	7,532	7,627	4,568	6,261	25,988	25,858	24,758
Subordinated Debt (Mar/18)	9,080	140	7,532	7,639	8,892	6,261	39,544	42,687	47,815
Subordinated Debt Not Elegible to Capital	158	270	221	236	317	11,494	12,696	5,862	5,411
Subordinated Debt - Total (Mar/18)	9,238	410	7,753	7,875	9,209	17,755	52,240	48,549	53,226
Subordinated Debt after Reducer (Mar/18)	-	28	3,013	4,583	7,114	6,261	20,999	22,509	26,314
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,235	7,093	26,514	39,122
Preferred Shares (Dec/12)	-	-	323	-	-	-	323
Threshold (1) Instruments Eligible for Tier II Capital (Dec/12)	-	396	245	1,694	2,837	10,606	15,778
Instruments Eligible for Tier II Capital (Mar/18) (2)	-	396	245	1,694	2,837	10,606	15,778

(1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28).

(2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of March, 2018.

The perpetual subordinated notes / Additional Tier I (AT1), issued on December 12, 2017, were approved by BACEN on April 18, 2018. Therefore, from the second quarter of 2018, the notes will comprise the Additional Tier I, increasing by 0.6 p.p. the Level I of the institution.

In addition, on March 19, 2018, Itaú Unibanco issued perpetual subordinated notes / Additional Tier I (AT1), in the outstanding amount of US$ 750 million, equivalent to R$ 2,493 billion on March 31, 2018. The notes were issued at fixed rate of 6.5%, which will be valid until the 5th anniversary of the issue date. From that date onwards, the interest rate will be recalculated every 5 years based on the interest rate of the securities issued by the United States Treasury for the same period. The offer price of these notes was 100%, which in turn will pay investors the return of 6.5% until the 5th anniversary of the issue date. The issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Additional Tier I of its Total Capital, thus increased by approximately 0.3 p.p. the Itaú Unibanco’s Tier I capitalization ratio, as in CMN Resolution 4,192/13.

For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section “Corporate Governance, Pillar 3 – Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Total Capital (PR) Instruments”.

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2.7	Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

•	RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;

•	RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. The table below presents the evolution of RWA composition of Itaú Unibanco.

The table below presents the evolution of RWA composition of Itaú Unibanco.

Composition of Risk-Weighted Asset						R$ million
Risk exposures	03/31/2018		12/31/2017 (1)		03/31/2017
Risk-Weighted Assets for Credit Risk (RWACPAD)	665,358	87.5%	660,516	87.3%	642,700	89.3%
Risk-Weighted Assets for Market Risk (RWAMINT)	24,313	3.2%	32,915	4.3%	22,033	3.1%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	70,468	9.3%	63,277	8.4%	54,417	7.6%
Risk-Weighted Assets (RWA)	760,139	100.0%	756,708	100.0%	719,150	100.0%

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017
Risk exposures
Exposure weighted by credit risk (RWACPAD)	665,358	660,516	642,700
a) Per Weighting Factor (FPR):
FPR at 2%	119	180	180
FPR at 4%	127	-	-
FPR at 10%	629	-	-
FPR at 20%	7,685	7,717	7,009
FPR at 35%	16,118	15,900	13,026
FPR at 50%	49,517	44,741	45,844
FPR at 75%	145,307	145,376	137,830
FPR at 85%	71,328	76,033	93,139
FPR at 100%	319,257	324,097	306,145
FPR at 150%	-	-	-
FPR at 250%	35,482	34,053	26,419
FPR at 300%	-	3,906	4,071
FPR up to 1250%(2)	1,564	2,096	3,429
Derivatives – Variation of the counterparty credit quality	7,954	6,417	5,607
Default Fundings(3)	1	-	-
Securitization(4)	10,268	-	-
Exposure weighted by credit risk (RWACPAD)	665,358	660,516	642,700
b) Per Type:
Securities	37,265	45,629	43,768
Loan operations - Retail	113,582	114,141	109,904
Loan operations - Non-retail	243,449	240,815	239,482
Joint liabilities - Retail	161	172	188
Joint liabilities - Non-retail	45,145	45,405	45,064
Loan commitments - Retail	31,534	31,058	27,735
Loan commitments - Non-retail	9,406	9,017	10,024
Derivatives - Future potential gain (5)	4,601	5,457	5,910
Intermediation Operations	2,255	-	-
Other exposures	177,961	168,821	160,625

(1)  As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

(2) Taking into consideration the application of the "F" factor requiered by Article 29 of BACEN Circular 3,644.

(3) As from the first quarter of 2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20-A of Circular 3,644 (amended by Circular 3,849), replacing the RPF of 1250%.

(4) As from the first quarter of 2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848.

(5) The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs.

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Risk-Weighted Assets for Market Risk (RWAMINT)

The market risk weighted assets (RWAMINT) component is regulated by BACEN Circulars 3,646 and 3,674.

The table below includes the breakdown of the market risk component:

Composition of Risk-Weighted Assets for Market Risk (RWAMINT)			R$ million
	03/31/2018 (2)	12/31/2017 (2)	03/31/2017 (1)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	30,391	32,893	24,481
Operations subject to interest rate variations	28,113	31,076	22,627
Fixed rate denominated in Real	4,118	6,119	5,882
Foreign currency coupon	14,619	17,153	13,735
Price index coupon	9,375	7,804	3,010
Interest rate coupon	-	-	0
Operations subject to commodity price variation	736	361	424
Operations subject to stock price variation	572	239	383
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	970	1,217	1,047
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	24,313	26,314	22,033
Market Risk Weighted Assets calculated based on internal methodology (b)	22,277	32,915	21,392
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	(6,078)	-	2,448
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	24,313	32,915	22,033

(1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 10% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model.

On March 31, 2018, RWAMINT reached R$ 24,313 million, that corresponds to 80% of RWAMPAD, which in turn is higher than the capital requirement follwowing intern models, which totalized R$ 22,277 millions.

Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). Itaú Unibanco uses the Alternative Standardised Approach. In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017
Risk-Weighted Assets for Operational Risk (RWA OPAD)	70,468	63,277	54,417
Retail	12,790	11,870	11,252
Commercial	26,375	24,857	24,549
Corporate finance	2,799	2,663	2,581
Negotiation and sales	10,013	7,434	4,135
Payments and settlements	8,196	7,532	3,667
Financial agent services	4,280	3,892	3,729
Asset management	5,994	5,010	4,488
Retail brokerage	21	18	15

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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2.8	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)			R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017
Additional Common Equity Tier I requirement (ACPrequirement)	18,053	11,351	10,787
conservation	14,253	9,459	8,989
countercyclical	-	-	-
systemically importance	3,801	1,892	1,798

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACPcountercyclical)

	03/31/2018	12/31/2017 (4)	03/31/2017			R$ million
	RWACPrNBi (1)			ACCP(2)	date of announcement	date of effectiveness
Brazil	411,331	406,031	415,430	0%	oct/15	jan/16
Chile (3)	83,219	83,901	74,504	0%	-	-
Total	494,550	489,932	489,934	-	-	-

(1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

(4) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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2.9	Capital Adequacy

Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

On March 31, 2018, the Total Capital (PR) reached R$ 126,278 million, R$ 110,410 million of Tier I and R$ 15,868 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	31/03/2018	31/12/2017 (1)	03/31/2017
Tier I	110,410	122,453	110,608
Common Equity Tier I	110,335	122,396	110,454
Additional Tier I Capital	75	57	154
Tier II	15,868	19,799	19,786
Referential Equity (PR)	126,278	142,252	130,394
Required Referential Equity (PRE)	65,562	69,995	66,521
Excess capital in relation to Required Referential Equity	60,716	72,257	63,873
Additional Common Equity Tier I requirement (ACPrequirement)	18,053	11,351	10,787
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	3,044	2,470	2,747

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

The Total Capital Ratio reached 16.6% in March 31, 2018, decreasing 2.2 bps relatively to December 31, 2017, mainly due to the dividends and interest on own capital payments related to profits in 2017.

Besides, Itaú Unibanco has an R$ 60,716 million capital excess in relation to its required Total Capital, higher than the Additional Common Equity Tier I requirement of R$ 18,053 million, largely covered by total capital available.

The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of adjusted Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN.

The Total Capital and Fixed Assets ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	03/31/2018	12/31/2017 (1)	03/31/2017
Basel ratio	16.6%	18.8%	18.1%
Tier I	14.5%	16.2%	15.4%
Common Equity Tier I	14.5%	16.2%	15.4%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	2.1%	2.6%	2.8%
Fixed assets ratio	23.8%	23.9%	24.6%
Excess Capital in Relation to Fixed Assets	33,032	37,101	33,113

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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The perpetual subordinated notes / Complementary Capital (AT1), issued on December 12, 2017, were approved by BACEN on April 18, 2018. Therefore, from 2nd quarter of 2018 and on, the notes will comprise Complementary Capital, increasing by 0.6 p.p. the institution’s Level I.

On March 31, 2018, the CET1 fully loaded with Basel III rules and considering the impact of the investment in XP reached 13,6%. Our Tier I capital ratio fully loaded is 14.5% considering the approval of our additional capital Tier I in the first quarter of 2018.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(1) The impact of 0.6% represents AT1 issued in December 2017 approved by the Central Bank of Brazil;

(2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019;

(3) Based on preliminary information;

(4) The impact of 0.3% represents pro forma information of AT1 issued in March 2018, which is pending regulatory approval to be considered as Tier I Capital.

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2.10	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly.

As from January 1, 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of 31 March, 2018, Itaú Unibanco’s Leverage Ratio reached 8,0%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
				R$ Thousand
		03/31/2018	12/31/2017 (1)	03/31/2017
1	Total assets according to published financial statements	1,524,353,773	1,503,503,484	1,413,269,481
2	Adjustment for differences in consolidation of accounts	(180,828,238)	(177,174,391)	(157,421,852)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and	(4,152,810)	(4,321,463)	(4,750,910)
4	Adjustment for changes in reference values and potential future gains on derivative financial	6,743,393	16,787,004	16,477,635
5	Adjustment for repurchase transactions and securities lending	10,416,340	8,490,047	8,359,853
6	Adjustment for transactions not booked in prudential conglomerate's total assets	125,930,342	124,938,006	122,629,671
7	Other adjustments	(102,369,396)	(92,454,631)	(96,138,649)
8	Total Exposure	1,380,093,405	1,379,768,056	1,302,425,229

	Disclosure of information on Leverage Ratio
				R$ Thousand
		03/31/2018	12/31/2017 (1)	03/31/2017
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,004,433,878	1,008,016,351	923,951,492
2	Adjustments for equity items deducted in calculating Level I Capital	(34,800,081)	(32,181,377)	(34,175,711)
3	Total exposure shown in the Balance Sheet	969,633,797	975,834,974	889,775,781
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	30,549,780	17,609,126	21,563,701
5	Potential future gains from derivatives transactions	11,387,578	12,839,150	11,971,724
6	Adjustment for collateral in derivatives transactions		-	-
7	Adjustment for daily margin held as collateral	-	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	(8,839,668)	-	-
9	Reference value adjusted for credit derivatives	4,852,581	6,416,313	7,366,820
10	Adjustment of reference value calculated for credit derivatives	(657,099)	(2,468,459)	(2,860,909)
11	Total exposure for derivative financial instruments	37,293,173	34,396,130	38,041,336
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	234,937,229	236,108,899	243,618,589
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-	-
14	Amount of counterparty credit risk	10,416,340	8,490,047	8,359,853
15	Amount of counterparty credit risk in transactions as intermediary	1,882,523	-	-
16	Total exposure for repurchase transactions and securities lending	247,236,092	244,598,946	251,978,442
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	321,848,247	315,504,944	295,310,303
18	Adjustment for application of FCC specific to off-balance sheet transactions	(195,917,904)	(190,566,938)	(172,680,633)
19	Total off-balance sheet exposure	125,930,342	124,938,006	122,629,670
	Capital and Total Exposure
20	Level I	110,410,462	122,453,327	110,607,763
21	Total Exposure	1,380,093,405	1,379,768,056	1,302,425,229
	Leverage Ratio
22	Basel III Leverage Ratio	8.0%	8.9%	8.5%

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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3	Balance Sheet

The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation.

Comparisson of balance sheets – Assets				R$ million
	Consolidated Balance Sheet	Diferences (1)	Prudential	Ref. Appendix I(2)
Assets	03/31/2018
Current assets and Long-term receivables	1,496,519	(200,501)	1,296,018
Cash and cash equivalents	25,444	(70)	25,374
Interbank investments	264,524	(5,021)	259,503
Securities and derivative financial instruments	451,167	(191,400)	259,767
Interbank accounts	131,382	-	131,382
Interbranch accounts	236	-	236
Loan, lease and other credit operations	460,686	-	460,686
Other receivables	160,004	(3,911)	156,093
Tax credit and Actuarial Assets	-	-	20,301
Tax credits arising from income tax losses and social contribution	-	-	5,231	(b)
Credits resulting from temporary differences	-	-	14,716	(c)
Actuarial assets related to defined benefit pension funds	-	-	353	(d)
Other	-	-	135,792
Other assets	3,077	(99)	2,978
Permanent assets	27,835	19,673	47,507
Investments	5,489	19,667	25,156
Goodwill based on the expectation of future profitability	-	-	773	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	10,577	(f)
investments in the capital of financial institutions	-	-	1,046	(a)
Other	-	-	12,761
Real estate in use	6,275	(551)	5,724
Deferred permanent assets	-	-	-	(g)
Other	-	-	5,724
Goodwill	1,404	(797)	607
Goodwill based on the expectation of future profitability	-	-	607	(e)
Intangible assets	14,667	1,353	16,019
Acquisition of rights to credit payroll	1,118	-	1,118
Intangible assets acquired from October 1st 2013	-	-	911	(h)
Intangible assets acquired before October 1st 2013	-	-	207	(i)
Other intangible assets	21,297	10,980	32,277
Intangible assets acquired from October 1st 2013	-	-	9,183	(h)
Intangible assets acquired before October 1st 2013	-	-	2,400	(i)
Goodwill based on the expectation of future profitability	-	-	20,167	(e)
Deferred permanent assets	-	-	376	(g)
Other	-	-	151
(Accumulated amortization)	(7,748)	(9,628)	(17,376)
Intangible assets acquired from October 1st 2013	-	-	(3,268)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,657)	(i)
Goodwill based on the expectation of future profitability	-	-	(12,074)	(e)
Deferred permanent assets	-	-	(376)	(g)
Total assets	1,524,354	(180,828)	1,343,526

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

(2) Prudential informations that is presented in Annex I of this document

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated Balance Sheet	Diferences (1)	Prudential	Ref. Appendix I(2)
Liabilities	03/31/2018
Current and Long-term Liabilities	1,391,216	(181,880)	1,209,336
Deposits	407,949	3,642	411,591
Deposits received under securities repurchase agreements	310,609	1,378	311,987
Funds from acceptances and issuance of securities	115,237	-	115,237
Interbank accounts	37,064	-	37,064
Interbranch accounts	5,442	3	5,445
Borrowings and onlending	63,230	-	63,230
Derivative financial instruments	34,355	-	34,355
Technical provision for insurance, pension plan and capitalization	188,827	(188,827)	-
Other liabilities	228,503	1,924	230,427
Social and statutory	21,672	(1,622)	20,050
Tax credits arising from income tax losses and social contribution	-	-	12,155	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	314	(d)
Other	-	-	7,581
Other	-	-	210,377
Deferred income	2,408	(30)	2,377
Non-controlling interest in subsidiaries	12,219	(64)	12,155
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	12,155	(j)
Other	-	-	(0)
Stockholders' equity	118,511	1,146	119,657
Capital	97,148	-	97,148
Eligible Instruments	-	-	97,148	(k)
Capital reserves	1,460	-	1,460
Capital reserves	-	-	1,460	(m)
Revenue reserves	23,869	(54)	23,815
Revenue reserves	-	-	23,815	(l)
Others	-	-	0
Asset valuation adjustment	(2,470)	1,199	(1,270)
Other revenue and other reserve	-	-	(1,270)	(m)
Others	-	-	0
(Treasury shares)	(1,496)	-	(1,496)
Shares or other instruments issued by the bank	-	-	(1,496)	(n)
Total liabilities and stockholders' equity	1,524,354	(180,828)	1,343,526

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

(2) Prudential informations that is presented in Annex I of this document.

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Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provides the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco.

List of institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itaú Corpbanca Corredores de Bolsa S.A.
Banco Investcred Unibanco S.A.	Itaú Corretora de Valores S.A.
Banco Itaú (Suisse) SA	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Itaú Argentina S.A.	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú BBA S.A.	Itaú International Securities Inc.
Banco Itaú Consignado S.A.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú International	Itaú Securities Services Colombia S.A. Sociedad Fiduciaria
Banco Itaú Paraguay S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaú Uruguay S.A.	Itaú Unibanco Holding S.A.
Banco Itaú Veículos S.A.	Itaú Unibanco S.A.
Banco ItauBank S.A.	Itaú Unibanco S.A. Cayman Branch
Banco Itaucard S.A.	Itaú Unibanco S.A. New York Branch
Banco Itauleasing S.A.	Itaú Unibanco S.A. Tokyo Branch
CorpBanca New York Branch	Itaú Unibanco S.A.Nassau Branch
Dibens Leasing S.A. - Arrendamento Mercantil	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
FICFI 40675	Itaú Valores S.A.
Fideicomisos Financiero Privados BHSA	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	ITB Holding Ltd.
Fundo de Invest Dir Creditórios Não Padron NPL II	Kinea Ações Fundo de Investimento em Ações
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira	Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea I Pipe Fundo de Investimento em Ações
Fundo Fortaleza de Investimento Imobiliário	Kinea I Private Equity Fundo de Investimento em Participações
Hipercard Banco Múltiplo S.A.	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Kinea II Macro Fundo de Investimento Multimercado
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Licania Fund Limited
Itaú (Panamá) S.A.	Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento
Itaú Administradora de Consórcios Ltda.	MCC S.A. Corredores de Bolsa
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	MCC Securities Inc.
Itaú Bank & Trust Bahamas Ltd.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Itaú Bank & Trust Cayman Ltd.	OCA S.A.
Itau Bank, Ltd.	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itaú BBA Colombia S.A. Corporacion Financiera	Olympus Fundo de Investimento Renda Fixa
Itau BBA International plc	RedeCard S.A.
Itau BBA USA Securities Inc.	Rt Enterprise Soberano Renda Fixa Fundo de Investimento
Itaú Casa de Valores S.A.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itaú Cia. Securitizadora de Créditos Financeiros	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Comisionista de Bolsa Colombia S.A.	Uni-Investment International Corp.
Itaú Corpbanca	Universo Fundo de Investimento em Participações
Itaú Corpbanca Colombia S.A.

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Institutions that comprise the financial statements and the Prudential Consolidation
ACCS Administradora e Corretora de Seguros Ltda.	Itaú Institucional Curto Prazo - Fundo de Investimento
Albarus S.A.	Itau Middle East Limited
Banco Del Paraná S.A.	Itaú Participação Ltda.
BICSA Holdings, Ltd.	Itaú Rent Administração e Participações Ltda.
BIE Cayman Ltd.	Itaú Seguros S.A.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itau UK Asset Management Limited
CGB II SpA	Itau USA Asset Management Inc.
CGB III SpA	Itaú Vida e Previdência S.A.
Cia. Itaú de Capitalização	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
Corpbanca Corredores de Seguros S.A.	Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda
Corplegal S.A.	Itauseg Participações S.A.
Estrel Serviços Administrativos S.A.	Itauseg Saúde S.A.
FC Recovery S.A.U.	Itauseg Seguradora S.A.
FIC Promotora de Vendas Ltda.	ITB Holding Brasil Participações Ltda.
iCarros Ltda.	Itrust Servicios Inmobiliarios S.A.I.C.
IGA Participações S.A.	IU Corretora de Seguros Ltda.
Investimentos Bemge S.A.	Jasper International Investment LLC
IPI - Itaúsa Portugal Investimentos, SGPS, Unipessoal, Lda	Karen International Limited
Itaú Administração Previdenciária Ltda.	Kinea Investimentos Ltda.
Itaú Administradora General de Fondos S.A.	Marcep Corretagem de Seguros S.A.
Itaú Asesorías Financieras S.A.	Maxipago Serviços de Internet Ltda.
Itau Asia Securities Limited	MCC Asesorías Limitada
Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Mundostar S.A.
Itaú Bahamas Directors Ltd.	Nevada Woods S.A.
Itaú Bahamas Nominees Ltd.	Proserv - Promociones y Servicios, S.A. de C.V.
Itau BBA International (Cayman) Ltd.	Provar Negócios de Varejo Ltda.
Itaú BBA México, S.A. de C.V.	Recovery do Brasil Consultoria S.A.
Itaú BBA Participações S.A.	RT Alm 5 Fundo de Investimento Renda Fixa
Itaú BBA Trading S.A.	RT Alm Soberano 2 Fundo de Investimento Renda Fixa
Itau Cayman Directors Ltd.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itau Cayman Nominees Ltd.	Rt Defiant Multimercado - Fundo de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Corredora de Seguros Limitada	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Chile Inversiones, Servicios y Administracion S.A.	RT Nation Renda Fixa - Fundo de Investimento
Itaú Corpbanca Recaudaciones y Cobranzas S.A.	Rt Valiant Renda Fixa - Fundo de Investimento
Itaú Corredor de Seguros Colombia S.A.	Topaz Holding Ltd.
Itaú Europa Luxembourg S.A	Tulipa S.A.
Itaú Gestão de Vendas Ltda.	Unión Capital AFAP S.A.

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Material entities

Total assets, stockholders’ equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions								R$ million
			03/31/2018		12/31/2017		03/31/2017
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco CorpBanca Colômbia S.A. (1)	Colombia	Financial institution	37,049	3,946	33,931	3,712	34,834	3,770
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	6,568	745	7,395	746	6,655	731
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	2,521	2,334	2,760	2,214	3,171	2,965
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	28,130	2,471	28,625	2,448	30,059	2,458
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	11,791	1,243	11,099	1,141	10,410	1,203
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,873	633	5,208	688	5,184	585
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	15,038	1,381	14,261	1,324	14,107	1,170
Banco Itaucard S.A. (1)	Brazil	Financial institution	96,856	9,058	100,066	8,549	98,254	8,067
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11,844	11,574	12,009	11,520	11,542	11,238
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4,344	669	4,591	786	4,136	693
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	66,720	4,970	80,045	4,831	143,650	4,403
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	4,777	749	4,744	707	4,042	1,145
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	15,616	4,411	15,910	4,355	13,901	4,253
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	8,895	3,677	9,676	3,735	14,378	3,202
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	405	396	380	368	432	347
Itaú BBA International plc (1)	United Kingdom	Financial institution	23,271	3,791	23,142	3,722	18,243	3,258
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,698	1,580	1,711	1,543	1,525	1,394
Itauseg Seguradora S.A.	Brazil	Insurance	98	77	166	77	177	73
Itaú CorpBanca (1)	Chile	Financial institution	127,184	16,041	119,795	15,896	102,287	14,603
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	4,507	1,284	2,919	1,188	2,801	1,427
Itaú Seguros S.A.	Brazil	Insurance	9,228	5,844	9,940	5,481	9,509	4,994
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,190,373	70,320	1,188,959	61,640	1,228,406	73,104
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	187,151	4,206	182,154	3,976	162,578	3,903
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	6,013	676	5,704	632	4,593	626
Redecard S.A. (1)	Brazil	Acquirer	60,806	15,751	64,276	15,612	53,601	15,230

(1) Institutions included in the Prudential Conglomerate.

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4	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.

The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.

In the first quarter of 2018, there were no significant amendments to policies related to investments in other entities.

Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The assessment of equity risk not included in the trading book, designated financial investment risk, is realized on ICAAP process. This assessment simulates asset losses in a stress scenario.

The table below shows the investments in other entities not classified in the trading book. On March 31, 2018, the capital required for these investments was R$ 94,9 million.

Investments in other entities			R$ million
	03/31/2018	12/31/2017	03/31/2017
Carrying Amount	642.3	827.9	820.3
Public	528.4	716.1	629.6
Private	113.8	111.8	190.7
Fair value	857.4	1,094.3	1,063.1
Public	720.4	963.7	837.2
Private	137.1	130.6	225.9
Gain or losses arising on investments in other entities	89.6	0.1	9.6
Recognized and unrealized gain or losses	21.3	137.1	23.9
Unrecognized and unrealized gain or losses	215.1	266.4	277.5

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5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

There is a credit risk management and control structure, centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

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With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”.

In compliance with CMN Resolution 3,721, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, in the section “Corporate Governance , Rules and Policies”.

5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions.

Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	03/31/2018											12/31/2017 (2)
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	210,303	1,609	42,628	8,825	1	2,573	-	-	3,144	20	269,103	264,495
Rural Loans	82	-	-	-	-	-	-	-	-	-	82	84
Real State	39,773	111	22,793	1,356	-	299	-	-	322	-	64,654	63,360
Payroll	42,669	-	-	-	-	-	-	-	-	-	42,669	42,388
Vehicle and Leasing	13,727	-	-	174	-	133	-	-	-	-	14,034	13,786
Credit card	82,197	992	2,667	837	-	708	-	-	1,991	-	89,392	89,387
Financial Guarantees Provided	1,159	-	16	2	1	2	-	-	3	8	1,191	1,224
Personal Loans (Other)	30,696	506	17,152	6,456	-	1,431	-	-	828	12	57,081	54,266
Companies	192,240	3,217	51,887	17,176	6,964	4,331	11,418	2,673	5,678	1,054	296,638	296,204
Rural Loans	8,926	-	-	-	-	-	-	-	-	-	8,926	8,562
Investments	32,287	10	4,546	3,461	-	4	18	-	28	38	40,392	42,625
Import and Export	32,821	593	1,085	869	3,667	-	4,625	2,548	208	-	46,416	44,554
Working Capital, Discount Bonds and Secured Line of Credit	72,569	2,157	40,717	11,204	2,878	4,034	6,405	-	5,144	931	146,039	145,837
Financial Guarantees Provided	39,842	457	5,340	1,473	419	291	370	125	267	85	48,669	48,475
Other	5,795	-	199	169	-	2	-	-	31	-	6,196	6,151
Total	402,543	4,826	94,515	26,001	6,965	6,904	11,418	2,673	8,822	1,074	565,741	560,699

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	03/31/2018											12/31/2017 (2)
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	209,047	1,606	41,826	8,612	1	2,546	-	-	3,138	19	266,795	255,845
Rural Loans	83	-	-	-	-	-	-	-	-	-	83	88
Real State	39,655	94	22,371	1,287	-	285	-	-	314	-	64,006	61,416
Payroll	42,529	-	-	-	-	-	-	-	-	-	42,529	42,736
Vehicle and Leasing	13,605	-	-	174	-	131	-	-	-	-	13,910	13,666
Credit card	82,236	1,012	2,611	823	-	703	-	-	2,004	-	89,389	83,786
Financial Guarantees Provided	1,175	-	16	2	1	1	-	-	3	8	1,206	1,205
Personal Loans (Other)	29,764	500	16,828	6,326	-	1,426	-	-	817	11	55,672	52,948
Companies	193,434	3,247	51,843	16,641	6,913	4,154	11,057	2,578	5,634	920	296,421	291,556
Rural Loans	8,745	-	-	-	-	-	-	-	-	-	8,745	8,352
Investments	33,579	8	4,511	3,321	-	4	18	-	28	39	41,508	43,251
Import and Export	32,396	625	1,171	853	3,634	-	4,162	2,450	195	-	45,486	44,077
Working Capital, Discount Bonds and Secured Line of Credit	73,168	2,128	40,630	10,891	2,834	3,863	6,507	-	5,118	796	145,935	141,140
Financial Guarantees Provided	39,776	486	5,326	1,408	445	286	370	128	263	85	48,573	48,616
Other	5,770	-	205	168	-	1	-	-	30	-	6,174	6,120
Total	402,481	4,853	93,669	25,253	6,914	6,700	11,057	2,578	8,772	939	563,216	547,401

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	03/31/2018						12/31/2017 (2)
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	137,043	23,318	7,326	29,816	12,800	210,303	207,794
Rural Loans	50	24	-	2	6	82	84
Real State	33,430	2,764	385	1,436	1,758	39,773	39,537
Payroll	23,602	5,116	3,336	7,551	3,064	42,669	42,388
Vehicle and Leasing	7,123	2,235	811	1,962	1,596	13,727	13,483
Credit card	48,421	9,935	2,250	17,037	4,554	82,197	82,277
Financial Guarantees Provided	1,088	21	1	6	43	1,159	1,193
Personal Loans (Other)	23,329	3,223	543	1,822	1,779	30,696	28,832
Companies	162,828	16,294	1,452	6,538	5,128	192,240	194,625
Rural Loans	4,802	2,905	20	248	951	8,926	8,562
Investments	25,274	3,626	346	1,670	1,371	32,287	34,871
Import and Export	30,535	1,611	129	353	193	32,821	31,971
Working Capital, Discount Bonds and Secured Line of Credit	58,485	7,157	829	3,752	2,346	72,569	73,767
Financial Guarantees Provided	39,325	318	38	102	59	39,842	39,712
Other	4,407	677	90	413	208	5,795	5,742
Total	299,871	39,612	8,778	36,354	17,928	402,543	402,419

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	03/31/2018						12/31/2017 (2)
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	136,182	23,080	7,316	29,787	12,682	209,047	201,619
Rural Loans	51	25	-	1	6	83	88
Real State	33,361	2,732	383	1,431	1,748	39,655	38,787
Payroll	23,504	5,085	3,339	7,521	3,080	42,529	42,736
Vehicle and Leasing	7,100	2,218	793	1,935	1,559	13,605	13,363
Credit card	48,406	9,902	2,273	17,128	4,527	82,236	77,104
Financial Guarantees Provided	1,104	21	1	6	43	1,175	1,174
Personal Loans (Other)	22,656	3,097	527	1,765	1,719	29,764	28,367
Companies	164,212	16,204	1,437	6,583	4,998	193,434	193,078
Rural Loans	4,899	2,713	15	251	867	8,745	8,352
Investments	26,424	3,715	354	1,714	1,372	33,579	35,744
Import and Export	30,174	1,544	135	354	189	32,396	32,310
Working Capital, Discount Bonds and Secured Line of Credit	59,098	7,216	803	3,746	2,305	73,168	70,666
Financial Guarantees Provided	39,243	338	39	101	55	39,776	40,283
Other	4,374	678	91	417	210	5,770	5,723
Total	300,394	39,284	8,753	36,370	17,680	402,481	394,697

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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Operations with Credit Granting Characteristics by Economic Sector

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	03/31/2018								12/31/2017 (2)
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Financial Guarantees Provided	Personal Loans (Other)	Total	Total
Total	82	64,654	42,669	14,034	89,392	1,191	57,081	269,103	264,495

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	03/31/2018														12/31/2017 (3)
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Financial Guarantees Provided		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,332	3.3%	865	1.9%	397	0.3%	1,469	3.0%	-	0.0%	4,063	1.4%	3,731	1.3%
Energy	-	0.0%	50	0.1%	828	1.8%	12	0.0%	26	0.1%	-	0.0%	916	0.3%	584	0.2%
Petrochemical and Chemical	-	0.0%	1,247	3.1%	-	0.0%	5	0.0%	1,431	2.9%	-	0.0%	2,683	0.9%	2,653	0.9%
Sundry	-	0.0%	35	0.1%	37	0.1%	380	0.3%	12	0.0%	-	0.0%	464	0.2%	494	0.2%
Private Sector	8,926	100.0%	39,060	96.7%	45,551	98.1%	145,642	99.7%	47,200	97.0%	6,196	100.0%	292,575	98.6%	292,473	98.7%
Sugar and Alcohol	675	7.6%	2,047	5.1%	2,210	4.8%	732	0.5%	421	0.9%	10	0.2%	6,095	2.1%	6,702	2.3%
Agribusiness and Fertilizers	2,527	28.3%	902	2.2%	4,272	9.2%	7,687	5.3%	895	1.8%	98	1.6%	16,381	5.5%	15,296	5.2%
Food and Beverage	1,494	16.7%	2,193	5.4%	2,749	5.9%	6,450	4.4%	2,932	6.0%	202	3.3%	16,020	5.4%	15,359	5.2%
Banks and Other Financial Institutions	6	0.1%	757	1.9%	987	2.1%	5,951	4.1%	2,892	5.9%	13	0.2%	10,606	3.6%	10,530	3.6%
Capital Assets	96	1.1%	651	1.6%	1,107	2.4%	2,506	1.7%	1,619	3.3%	214	3.5%	6,193	2.1%	6,246	2.1%
Pulp and Paper	84	0.9%	282	0.7%	875	1.9%	696	0.5%	354	0.7%	41	0.7%	2,332	0.8%	3,224	1.1%
Electronic and IT	-	0.0%	358	0.9%	506	1.1%	2,992	2.0%	1,733	3.6%	217	3.5%	5,806	2.0%	5,795	2.0%
Packaging	5	0.1%	170	0.4%	396	0.9%	1,678	1.1%	274	0.6%	149	2.4%	2,672	0.9%	2,458	0.8%
Energy and Sewage	-	0.0%	3,743	9.3%	1,440	3.1%	2,433	1.7%	6,532	13.4%	431	7.0%	14,579	4.9%	13,909	4.7%
Education	-	0.0%	285	0.7%	55	0.1%	1,719	1.2%	1,023	2.1%	62	1.0%	3,144	1.1%	2,979	1.0%
Pharmaceuticals and Cosmetics	-	0.0%	367	0.9%	1,175	2.5%	3,372	2.3%	1,583	3.3%	160	2.6%	6,657	2.2%	6,630	2.2%
Real Estate Agents	31	0.3%	10,299	25.5%	123	0.3%	9,249	6.3%	1,228	2.5%	196	3.2%	21,126	7.1%	21,951	7.4%
Entertainment and Tourism	-	0.0%	444	1.1%	65	0.1%	3,600	2.5%	464	1.0%	277	4.5%	4,850	1.6%	4,759	1.6%
Wood and Furniture	35	0.4%	255	0.6%	405	0.9%	1,835	1.3%	61	0.1%	122	2.0%	2,713	0.9%	2,778	0.9%
Construction Material	1	0.0%	743	1.8%	1,147	2.5%	2,276	1.6%	1,050	2.2%	178	2.9%	5,395	1.8%	5,795	2.0%
Steel and Metallurgy	43	0.5%	611	1.5%	788	1.7%	4,567	3.1%	723	1.5%	832	13.4%	7,564	2.5%	7,620	2.6%
Media	-	0.0%	118	0.3%	79	0.2%	346	0.2%	317	0.7%	12	0.2%	872	0.3%	931	0.3%
Mining	-	0.0%	358	0.9%	290	0.6%	4,090	2.8%	2,633	5.4%	37	0.6%	7,408	2.5%	7,775	2.6%
Infrastructure Work	1	0.0%	697	1.7%	523	1.1%	6,137	4.2%	1,256	2.6%	405	6.5%	9,019	3.0%	8,799	3.0%
Oil and Gas (2)	62	0.7%	482	1.2%	1,094	2.4%	3,340	2.3%	1,086	2.2%	141	2.3%	6,205	2.1%	6,054	2.0%
Petrochemical and Chemical	227	2.5%	582	1.4%	2,114	4.6%	3,800	2.6%	1,293	2.7%	132	2.1%	8,148	2.7%	8,122	2.7%
Health Care	6	0.1%	437	1.1%	83	0.2%	1,825	1.2%	979	2.0%	55	0.9%	3,385	1.1%	2,748	0.9%
Insurance and Reinsurance and Pension Plans	-	0.0%	13	0.0%	-	0.0%	21	0.0%	101	0.2%	-	0.0%	135	0.0%	77	0.0%
Telecommunications	-	0.0%	395	1.0%	35	0.1%	1,224	0.8%	2,760	5.7%	9	0.1%	4,423	1.5%	4,605	1.6%
Clothing and Footwear	45	0.5%	447	1.1%	1,132	2.4%	2,241	1.5%	419	0.9%	271	4.4%	4,555	1.5%	4,442	1.5%
Trading	24	0.3%	96	0.2%	875	1.9%	804	0.6%	164	0.3%	22	0.4%	1,985	0.7%	1,840	0.6%
Transportation	11	0.1%	4,514	11.2%	954	2.1%	3,602	2.5%	1,540	3.2%	297	4.8%	10,918	3.7%	10,735	3.6%
Domestic Appliances	-	0.0%	75	0.2%	479	1.0%	1,502	1.0%	418	0.9%	18	0.3%	2,492	0.8%	2,693	0.9%
Vehicles and Autoparts	13	0.1%	1,182	2.9%	4,031	8.7%	6,118	4.2%	2,927	6.0%	257	4.1%	14,528	4.9%	15,135	5.1%
Third Sector	-	0.0%	26	0.1%	-	0.0%	2,343	1.6%	19	0.0%	4	0.1%	2,392	0.8%	2,603	0.9%
Publishing and Printing	-	0.0%	105	0.3%	48	0.1%	766	0.5%	124	0.3%	77	1.2%	1,120	0.4%	1,165	0.4%
Commerce - Sundry	1	0.0%	1,087	2.7%	1,181	2.5%	12,900	8.8%	1,610	3.3%	644	10.4%	17,423	5.9%	17,305	5.8%
Industry - Sundry	3	0.0%	77	0.2%	5,263	11.3%	3,076	2.1%	216	0.4%	27	0.4%	8,662	2.9%	8,249	2.8%
Sundry Services	69	0.8%	2,568	6.4%	5,651	12.2%	25,939	17.8%	3,128	6.4%	574	9.3%	37,929	12.8%	39,250	13.3%
Sundry	3,467	38.8%	1,694	4.2%	3,419	7.4%	7,825	5.4%	2,426	5.0%	12	0.2%	18,843	6.4%	17,914	6.0%
Total	8,926	100.0%	40,392	100.0%	46,416	100.0%	146,039	100.0%	48,669	100.0%	6,196	100.0%	296,638	100.0%	296,204	100.0%

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) Comprises trade of fuel.

(3) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

29
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Remaining maturity of loan transactions

Remaining maturities of loan transactions (1)									R$ million
	03/31/2018					12/31/2017 (2)
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
Individuals	73,567	4,639	56,923	91,003	226,132	74,190	5,178	55,682	88,928	223,978
Rural Loans	32	20	22	5	79	14	36	23	5	78
Real State	66	43	1,297	63,230	64,636	58	46	1,256	61,987	63,347
Payroll	337	928	22,240	19,215	42,720	310	902	22,516	18,701	42,429
Vehicle and Leasing	319	926	12,762	43	14,050	337	1,007	12,411	44	13,799
Credit card	64,738	-	-	-	64,738	66,422	-	-	-	66,422
Financial Guarantees Provided	620	101	75	384	1,180	57	671	74	411	1,213
Personal Loans (Other)	7,455	2,621	20,527	8,126	38,729	6,992	2,516	19,402	7,780	36,690
Companies	87,696	30,269	100,757	63,672	282,394	85,719	32,246	100,399	63,673	282,037
Rural Loans	4,169	2,622	1,265	535	8,591	3,154	3,260	1,375	525	8,314
Investments	2,555	3,236	19,360	12,803	37,954	3,174	3,624	19,134	14,230	40,162
Import and Export	19,329	6,549	17,205	3,336	46,419	16,574	6,870	17,154	3,958	44,556
Working Capital, Discount Bonds and Guaranteed Account	51,178	11,801	48,854	22,712	134,545	51,154	12,462	49,463	21,284	134,363
Financial Guarantees Provided	10,204	5,703	10,027	22,749	48,683	11,376	5,796	9,178	22,137	48,487
Other	261	358	4,046	1,537	6,202	287	234	4,095	1,539	6,155
Total	161,263	34,908	157,680	154,675	508,526	159,909	37,424	156,081	152,601	506,015

(1) Do not include loan commitments.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics					R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	03/31/2018		12/31/2017 (2)		03/31/2017
Largest debtor	4,146	0.7%	4,079	0.7%	4,858	0.9%
10 largest debtors	29,455	5.2%	28,958	5.1%	30,282	5.5%
20 largest debtors	45,799	8.1%	46,313	8.2%	46,444	8.4%
50 largest debtors	73,138	12.9%	74,764	13.3%	77,210	14.0%
100 largest debtors	98,417	17.4%	101,142	17.9%	103,859	18.9%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Concentration of Major Clients with Credit Granting Characteristics

	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	03/31/2018		12/31/2017 (2)		03/31/2017
Largest debtor	7,639	1.2%	7,668	1.2%	7,859	1.2%
10 largest debtors	40,712	6.2%	39,982	6.2%	43,068	6.8%
20 largest debtors	64,972	10.0%	64,827	10.1%	68,485	10.9%
50 largest debtors	110,325	16.9%	108,821	16.9%	110,097	17.5%
100 largest debtors	146,120	22.4%	144,293	22.4%	145,713	23.1%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Overdue Amounts

Overdue Amounts: by Brazil Regions and Countries											R$ million
	03/31/2018						12/31/2017 (1)
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total
Southeast	4,763	1,503	3,978	4,277	532	15,053	4,483	2,369	3,586	4,493	505	15,436
South	734	252	528	698	111	2,323	677	245	547	767	102	2,338
North	231	69	156	201	44	701	241	74	158	218	47	738
Northeast	739	275	647	1,031	137	2,829	637	290	710	1,096	136	2,869
Midwest	458	148	300	392	76	1,374	388	159	326	443	62	1,378
Brazil	6,925	2,247	5,609	6,599	900	22,280	6,426	3,137	5,327	7,017	852	22,759
Foreign	3,581	712	1,095	1,112	252	6,752	3,277	729	1,019	793	231	6,049
Total	10,506	2,959	6,704	7,711	1,152	29,032	9,703	3,866	6,346	7,810	1,083	28,808

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Overdue Amounts: by Economic Sector											R$ million
	03/31/2018						12/31/2017 (1)
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total
Public Sector	2	-	-	-	-	2	1	-	-	-	-	1
Private Sector	10,504	2,959	6,704	7,711	1,152	29,030	9,702	3,866	6,346	7,810	1,083	28,807
Companies	2,895	864	2,424	2,456	425	9,064	2,912	1,640	1,907	2,280	318	9,057
Industry and Commerce	973	340	863	1,450	252	3,878	912	356	1,131	1,354	202	3,955
Services	1,782	468	1,467	889	142	4,748	1,869	1,233	673	843	86	4,704
Primary	139	55	93	113	31	431	125	50	102	79	30	386
Other	1	1	1	4	-	7	6	1	1	4	-	12
Individuals	7,609	2,095	4,280	5,255	727	19,966	6,790	2,226	4,439	5,530	765	19,750
Total	10,506	2,959	6,704	7,711	1,152	29,032	9,703	3,866	6,346	7,810	1,083	28,808

(1) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution								R$ million
	03/31/2018				12/31/2017 (2)
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Citibank´s retail business acquisition	Necessary accounting net provisions	Write-Off	Final Balance (1)

Public Sector	(5)	-	-	(5)	(4)	-	(1)	-	(5)
Private Sector	(37,304)	(3,911)	4,559	(36,656)	(36,626)	(665)	(4,204)	4,191	(37,304)
Companies	(19,360)	(1,121)	1,249	(19,232)	(18,987)	-	(1,588)	1,215	(19,360)
Industry and Commerce	(6,281)	49	862	(5,370)	(6,271)	-	(641)	631	(6,281)
Services	(10,689)	(858)	366	(11,181)	(10,128)	-	(1,114)	553	(10,689)
Primary	(1,696)	(62)	21	(1,737)	(1,947)	-	220	31	(1,696)
Other	(694)	(250)	-	(944)	(641)	-	(53)	-	(694)
Individuals	(17,944)	(2,790)	3,310	(17,424)	(17,639)	(665)	(2,616)	2,976	(17,944)
Total	(37,309)	(3,911)	4,559	(36,661)	(36,630)	(665)	(4,205)	4,191	(37,309)

(1) Comprises provisions for financial guarantees provided of R$ (1,863), registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782.

(2) As from the fourth quarter of 2017, CitiBank's brazilian retail business commenced to be consolidated in Itaú Unibanco's financial statements.

31
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects.

In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809.

The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation.

Total Mitigation			R$ million
	03/31/2018	12/31/2017	03/31/2017
Demand and time deposits, savings and own financial credit bills	275,443	287,671	311,961
FPR 0%	275,443	287,671	311,942
FPR 20%	-	-	19
Securities	222,558	13,953	26,325
FPR 0%	23,253	13,953	26,325
FPR 10%	199,305	-	-
FPR 20%	-	-	-
Personal Guarantee	47,274	41,076	40,657
FPR 0%	8,447	6,702	5,927
FPR 50%	38,138	33,916	33,746
FPR 85%	689	457	985
Credit Linked Notes (CLN)	2,826	8,005	8,158
FPR 0%	2,826	7,873	8,034
FPR 20%	-	131	123
Netting	104,959	1,498	1,742
FPR 0%	104,959	1,498	1,742

32
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Counterparty Credit Risk

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompass of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809.

According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered.

Derivative Contracts Subject to Counterparty Credit Risk		R$ million
	03/31/2018	12/31/2017
Settled in a settlement system (Stock Exchange) (1)	5,891	8,944
Notional Value	1,477,458	1,691,923
Potential Future Exposures	1,485	4,408
Gross Positive Value	4,406	4,536
Not settled in a settlement system (Over-the-Counter) – with collateral	-	-
Notional Value	94,807	6,245
Potential Future Exposures	1,594	274
Gross Positive Value	2,650	1,996
Netting agreements effects	2,572	1,498
Collaterals	1,671	772
Not settled in a settlement system (Over-the-Counter) – without collateral	31,455	18,708
Notional Value	1,220,558	988,794
Potential Future Exposures	8,309	8,157
Gross Positive Value	23,146	10,551
Net exposure to derivatives	37,347	27,652

(1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. As from the second quarter of 2017, Itaú Unibanco has been reporting the credit risk of counterparties in derivatives contracts settled in a settlement system, where

Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk		R$ milhões
	03/31/2018	12/31/2017
Derivatives Contracts	1,964	-
Notional Value	1,306,395	-
Potential Future Exposures	4,962	-
Gross Positive Value	4,866	-
Collaterals	7,864	-
Security lending and borrowing	968	-
Notional Value	1,883	-
Collaterals	914	-
Net exposure	2,933	-

33
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive.

Repurchase Agreements Subject to Counterparty Credit Risk		R$ million
	03/31/2018	12/31/2017
Settled in a settlement system (1)	3,460	3,238
Reverse repo agreements	2,798	2,849
Notional Value (2)	235,464	237,264
Effect of collateral (3)	232,666	234,415
Repo agreements	661	390
Notional Value (2)	192,655	205,001
Effect of collateral (3)	191,994	204,611
Not settled in a settlement system	4,616	3,129
Reverse repo agreements	616	597
Notional Value (2)	767	790
Effect of collateral (3)	151	192
Repo agreements	4,000	2,531
Notional Value (2)	79,754	86,601
Effect of collateral (3)	75,754	84,070
Net exposure to repurchase agreements	8,076	6,367

(1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar) in which the clearinghouse operates as central counterparty.

(2)  The notional value of repurchase agreements is similar to their positive gross value.

(3) Cash and government securities with 0% FPR are used as collateral for counterparty credit risk exposure in repurchase agreements.

Other (1) Agreements Subject to Counterparty Credit Risk		R$ million
	03/31/2018	12/31/2017
Notional Value (2)	14,360	4,692
Collateral posted in favor of clearing houses	6,907	-
Effects of netting agreements	-	-
Effect of collateral	-	-
Net exposure to other agreements subject to counterparty credit risk	7,332	241

(1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending

(2) The notional value of these agreements is similar to their positive gross value.

Exposure to Counterparty Credit Risk		R$ million
	03/31/2018	12/31/2017
Net global exposure to counterparty credit risk	55,687	34,260
Net exposure to derivatives	37,347	27,652
Net exposure to repurchase agreements	8,076	6,367
Net exposure to other agreements subject to counterparty credit risk	7,332	241
Net exposure by transactions carried out on behalf of Clients	2,933	-

34
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	03/31/2018	12/31/2017	03/31/2017
Balance of exposures assigned with significant withholding of risks and benefits	101	107	127
Balance of sale of exposure with substantial retention of risks and benefits	4,783	5,013	5,519
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	4,719	4,932	5,502
Financial institutions	64	81	17
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2018	2017	2017	2017	2017
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	-	1,011	775	155	67
Credit rights Investments Fund (FIDC)	-	92	252	1	67
Securitization Companies	-	-	16	79	-
Financial institutions	-	314	507	75	-
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	605	-	-	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2018	2017	2017	2017	2017
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	123	118	120	150	160

Acquisition of Financial Assets			R$ million
	03/31/2018	12/31/2017	03/31/2017
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	454	594	1,264
Individuals - Payroll	-	-	-
Individuals - Vehicle and Leasing	447	584	1,009
Companies - Loans (CCB)	6	9	252
Companies - Other	1	1	3
b) By type of assignor	454	594	1,264
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	454	594	1,264
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	03/31/2018	12/31/2017	03/31/2017
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	2,108	2,379	3,519
Individuals - Payroll	2,108	2,379	3,519
b) By type of assignor	2,108	2,379	3,519
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	2,108	2,379	3,519
Specific Purpose Company (SPE)	-	-	-

35
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).

Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels.

Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533.

The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	03/31/2018	12/31/2017	03/31/2017
CRI	14,196	14,668	16,007
Mortgage Loans	14,196	14,668	16,007
Single-Tranche	12,529	12,918	13,986
Subordinated	1,666	1,750	2,021
CRA	62	48	61
Credit Related to Agribusiness	62	48	61
Single-Tranche	62	48	61
FIDC	257	197	20
Credit Rights	257	197	20
Senior	257	197	20
Debenture	109	128	203
Loan portfolio	109	128	203
Single-Tranche	109	128	203
Total	14,623	15,041	16,291

(1) Traditional securitization.

Following is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)					R$ million
	1st quarter 2018	4th quarter 2017	3rd quarter 2017	2nd quarter 2017	1st quarter 2017
CRI	362	184	36	187	132
Mortgage Loans	362	184	36	187	132
FIDC	5	766	16	9	237
Credit Rights	5	766	16	9	237
CRA	-	753	431	625	423
Credit Rights	-	753	431	625	423
Total	367	1,702	483	821	792

(1) Traditional securitization.

It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on March 31, 2018.

Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively.

As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper.

Gains and losses on securitization are disclosed when they are material.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with credit derivatives is the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss, because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the 1st quarter of 2018, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those for which Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	03/31/2018	12/31/2017	03/31/2017
Risk Transferred	1,827	3,694	3,519
Credit Default Swap (CDS)	1,827	3,694	3,519
Total Return Swap (TRS)	-	-	-
Risk Received	(4,853)	(6,416)	(7,367)
Credit Default Swap (CDS)	(4,853)	(6,416)	(7,367)
Total Return Swap (TRS)	-	-	-
Total	(3,026)	(2,722)	(3,848)
Required capital of Risk Received	32	46	60

37
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the approach to market risk control across the institution.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions;
•	The profile of Itaú Unibanco´s portfolio; and
•	Capacity to act in specific markets.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and avoid concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

Hedge accounting considerations are presented in detail in Note 7g V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

Market risk management is based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

6.2	Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations.

In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior.

Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted.

Sensibility of Banking Position (1)				R$ million
	Exposures	03/31/2018
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(9)	(1,551)	(3,051)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1)	(208)	(391)
Price Index Linked	Interest of Inflation coupon	(2)	(165)	(300)
TR	TR Linked Interest Rates	-	(100)	(235)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•        Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares;

•        Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor;

•        Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor.

39
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Evolution of the Trading Book

Total Value of Trading Position						R$ million
	03/31/2018		12/31/2017		03/31/2017
	Long	Short	Long	Short	Long	Short
Interest Rates	193,250	(184,037)	142,767	(188,767)	142,946	(184,785)
Foreign Exchange	118,638	(115,650)	124,283	(117,448)	171,535	(164,981)
Equities	2,277	(2,557)	2,092	(2,166)	1,861	(2,037)
Commodities	27	-	1	(2)	8	(0)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these position and in the corresponding risk factors.

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty(1)						R$ million
	03/31/2018		12/31/2017		03/31/2017
	Long	Short	Long	Short	Long	Short
Interest Rates	178,527	(164,910)	164,495	(246,440)	80,944	(156,832)
Foreign Exchange	20,857	(45,289)	22,847	(43,287)	26,742	(47,695)
Equities	1,479	(403)	1,053	(138)	1,004	(309)
Commodities	150	(165)	68	(61)	168	(229)

(1) As from the 1 st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A..

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty(1)						R$ million
	03/31/2018		12/31/2017		03/31/2017
	Long	Short	Long	Short	Long	Short
Interest Rates	55,295	(59,751)	50,645	(63,319)	63,149	(63,975)
Foreign Exchange	10,194	(32,323)	13,268	(29,103)	27,673	(43,759)
Equities	-	(45)	-	(21)	13	(13)
Commodities	54	(14)	31	(39)	69	-

(1) As from the 1 st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A..

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty(1)						R$ million
	03/31/2018		12/31/2017		03/31/2017
	Long	Short	Long	Short	Long	Short
Interest Rates	2,467	(4,748)	2,264	(4,445)	2	(1,741)
Foreign Exchange	103,654	(99,959)	95,286	(91,419)	119,157	(116,258)
Equities	-	(1,165)	-	(1,714)	-	(112)
Commodities	-	-	-	-	-	-

(1) As from the 1 st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A..

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty(1)						R$ million
	03/31/2018		12/31/2017		03/31/2017
	Long	Short	Long	Short	Long	Short
Interest Rates	72,628	(75,970)	77,284	(73,830)	53,932	(66,753)
Foreign Exchange	205,455	(199,757)	218,477	(222,027)	244,977	(231,828)
Equities	-	-	5	-	-	-
Commodities	-	-	-	-	-	-

(1) As from the 1 st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A..

40
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.

VaR - Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group	03/31/2018	12/31/2017	03/31/2017
Brazilian Interest rates	882.6	764.7	759.4
Currencies	17.3	11.9	20.6
Equities	32.1	46.4	42.9
Commodities	1.8	0.8	1.1
Diversification effect	(549.9)	(451.5)	(393.1)
Total VaR	383.9	372.3	430.9
Maximum Total VaR of the Quarter	525.0	467.3	452.6
Average Total VaR of the Quarter	432.7	400.4	363.7
Minimum Total VaR of the Quarter	369.2	324.2	304.8

(1) Considers one-day holding period and 99% confidence level. VaR per Risk Factor Group includes foreign units informations.

The current total VaR is in line with the last quarter.

VaR and Stressed VaR Internal Model – Regulatory Portfolio

For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio.

VaR - Itaú Unibanco - Regulatory Portfolio (1)						R$ million
	03/31/2018		12/31/2017		03/31/2017
VaR per Risk Factor Group	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Brazilian Interest rates	38.0	113.1	161.4	286.6	128.8	197.9
Currencies	20.4	25.2	13.8	18.2	21.4	44.1
Equities	35.5	88.0	17.1	42.5	16.2	19.1
Commodities	2.2	3.8	1.5	2.9	2.2	4.6
Diversification effect	(52.8)	(175.2)	(79.2)	(159.1)	(61.5)	(170.8)
Total VaR	43.3	54.9	114.6	191.1	107.1	94.9
Maximum Total VaR of the Quarter	196.0	289.7	245.9	322.7	192.3	164.0
Average Total VaR of the Quarter	110.3	140.9	139.2	180.9	122.4	119.5
Minimum Total VaR of the Quarter	31.3	44.6	60.7	82.6	75.1	85.2

(1) VaR Historical Simulation approach, holding period of at least 10 days. Amounts reported consider 99% confidence level. External Units are not cosidered.

41
Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

Stress Testing

In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors.

One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

•	Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
•	Red (10 or more exceptions): need for improvement actions.

The Backtesting did not show failures in relation to effective and hypothetical results in the period.

Pricing of Financial Instruments

To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions.

The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities.

Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate.

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Itaú Unibanco

Gerenciamento de Riscos – Pilar 3

7	Operational Risk

7.1	Framework and Treatment

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology (IT) systems, processes or infrastructure;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

7.2	Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents.The descriptions/characteristics of the existing plans are shown below:

•	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable.
•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preventive focus;
•	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, but at least once a year.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

-	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
-	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located.

In addition, the institution has a Corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

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7.3	Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

•	Verification of mathematical and theoretical development of the models;
•	Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
•	When applicable, comparison with alternative models and international benchmarks;
•	Histhorical Backtesting of the model;
•	The correct implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows:

LCR =	HQLA
Outflowse – Min (Inflowss; 75% x Outflowss)

•     HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•     Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•     Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below.

Schedule for limits to be observed	From January 1st
	2017	2018	2019
Liquidity Coverage Ratio (LCR)	80%	90%	100%

Information on the Liquidity Coverage Ratio (LCR)							R$ thousand
		1st quarter 2018		4th quarter 2017		1st quarter 2017
		Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value
		(average)(1)	(average)(2)	(average)(1)	(average)(2)	(average)(1)	(average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		192,158,210		187,090,072		187,468,595
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	265,055,230	24,955,206	261,992,108	23,217,281	259,078,947	21,692,894
3	Stable deposits	109,191,615	5,459,581	141,316,677	7,065,834	127,986,838	3,872,467
4	Less stable deposits	155,863,615	19,495,625	120,675,431	16,151,447	131,092,109	17,820,427
5	Unsecured wholesale funding, of which:	142,163,929	65,811,243	140,463,632	64,909,344	137,172,774	63,224,546
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	2,243,983	112,608	2,454,389	122,721	1,857,987	55,794
7	Non-operational deposits (all counterparties)	137,282,747	63,061,435	136,168,882	62,946,263	133,371,886	61,225,852
8	Unsecured debt	2,637,199	2,637,199	1,840,361	1,840,361	1,942,901	1,942,901
9	Secured wholesale funding		6,118,842		5,538,793		2,615,402
10	Additional requirements, of which:	216,385,898	26,374,523	206,262,190	24,141,842	180,409,520	21,396,404
11	Outflows related to derivative exposure and other collateral requirements	18,777,280	9,240,091	16,741,073	7,150,319	13,770,336	6,914,947
12	Outflows related to loss of funding on debt products	4,278,933	4,278,933	4,345,370	4,345,370	4,318,985	3,349,237
13	Credit and liquidity facilities	193,329,685	12,855,499	185,175,747	12,646,152	162,320,199	11,132,219
14	Other contractual funding obligations	59,870,200	59,870,200	52,959,050	52,959,050	48,763,355	48,763,355
15	Other contingent funding obligations	88,813,740	9,498,966	86,240,748	9,460,367	79,666,774	9,080,381
16	Total cash outflows		192,628,979		180,226,676		166,772,982
	Cash inflows(3)
17	Secured lending	138,730,403	90,542	135,519,090	155,833	157,702,760	49,020
18	Inflows from fully performing exposures	27,574,982	16,428,637	28,075,249	15,788,420	29,674,762	16,294,618
19	Other cash inflows	77,510,386	65,354,254	74,529,375	65,926,313	70,219,902	61,528,824
20	Total cash inflows	243,815,771	81,873,433	238,123,714	81,870,565	257,597,424	77,872,462
			Adjusted Total (4)		Adjusted Total (4)		Adjusted Total (4)
21	Total HQLA		192,158,210		187,090,072		187,468,595
22	Total net cash outflows		110,755,546		98,356,111		88,900,520
23	LCR (%)		173.5%		190.2%		210.9%

(1) Total balance of the cash inflows or outflows item,

(2) After application of weighting factors,

(3) Potential cash outflows (Outflowse) and inflows (Inflowse),

(4) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749,

The table shows that Itaú Unibanco has an average LCR of 173,5% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

•	Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk;
•	Credit Risk;
•	Operational risk;
•	Liquidity risk in insurance operations.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco .The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of legal and risks control area, which has a specialized team. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.The flow for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring of draft legislation, public notices and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to the Itaú Unibanco internal control methodology.

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Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models outcomes have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Following the increase in the use of models and the technological advance for their development, Itaú Unibanco decided to implement in 2017 the global concept of Model Risk Management (MRM). In order to measure and mitigate the risks involved, the bank created unique standardized guidelines for risk management and mitigation. In addition to these guidelines that consider the risk classification, the relevance of the models, governance, documentation and compliance, the MRM enables greater completeness and robustness in the management of models, which in turn brings the necessary protection to guide Itaú Unibanco's business in a sustainable way.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Reputational Risk

Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

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The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and fighting against illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Reporting Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and fight against unlawful acts.

In addition, Itaú Unibanco is committed to protecting corporate information and ensuring client privacy in any transactions. To this end, it has a Corporate Information Security Policy and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

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10	Appendix I

				R$ Thousand
	Breakdown of the Referential Equity and Information on its adequacy	03/31/2018
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	97,148,000		(k)
2	Revenue reserves	23,815,123		(l)
3	Other revenue and other reserve	189,952		(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital[1]	11,836,009		(j)
6	Core Capital before prudential adjustments	132,989,084
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	135,219
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	9,472,811		(e)
9	Intangible assets	7,775,315		(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	5,231,351		(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,497,144)
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	39,747		(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,496,114		(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital of which: arising from investments in the capital of companies that are similar to non-consolidated financial	-	-
23	institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization[2]	-	-
26	National regulatory adjustments	-	-
26.a	Deferred permanent assets	-	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	-	(i)
26.h	Excess of resources invested on permanent assets	-
26.i	PR emphasis	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	22,653,413
29	Core Capital	110,335,671

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.

2 - Considers the deduction of deferred tax liabilities.

3 - Calculated according to article 9 of Bacen Resolution No. 4,192.

4 - Calculated according to article 29 of Resolution No. 4,192.

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R$ Thousand
	Breakdown of the Referential Equity and Information on its adequacy	03/31/2018
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital [3]	74,791	-	-
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect		-	-
36	Additional capital before regulatory deductions	74,791	-	-
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-	-
41.a	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital	-	-	-
41.b	Non-controlling interest in Additional Capital	-	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-	-
43	Total regulatory deductions from the Additional Capital	-	-	-
44	Additional Capital	74,791	-	-
45	Tier I	110,410,462	-	-
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	15,778,051	23,667,076
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital[3]	89,710	-
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	15,867,761
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-	-
58	Tier II	15,867,761	-
59	Referential Equity (Tier I + Tier II)	126,278,223	-
60	Total risk-weighted assets	760,138,830	-
BIS Ratios and Additional Core Capital

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.

2 - Considers the deduction of deferred tax liabilities.

3 - Calculated according to article 9 of Bacen Resolution No. 4,192.

4 - Calculated according to article 29 of Resolution No. 4,192.

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				R$ Thousand
	Breakdown of the Referential Equity and Information on its adequacy	03/31/2018
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	BIS Ratios and Additional Core Capital
61	Common Equity Tier [1]	14.5%
62	Tier I Ratio	14.5%
63	BIS Ratio	16.6%
64	Core Capital minimum requirement, including capital additions (% of RWA)	6.9%
65	of which: additional for preserving capital	1.88%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	2.4%
	National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	BIS Ratio, if different from that established in Basel III	8.63%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	97,156
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	11,622,689		(f) / (a)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	2,570,289		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	15,778,051	-
85	Amount excluded from Tier II Capital due to the limit[4]	23,667,076	-

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.

2 - Considers the deduction of deferred tax liabilities.

3 - Calculated according to article 9 of Bacen Resolution No. 4,192.

4 - Calculated according to article 29 of Resolution No. 4,192.

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Gerenciamento de Riscos – Pilar 3

11	Glossaries

11.1	Glossary of Acronyms

A

•	ARF – Área de Riscos e Finanças (Risk and Finance Area)
•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BIS - Bank for International Settlements
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CEO - Chief Executive Officer
•	CET I - Common Equity Tier I
•	CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee)
•	CMN - Conselho Monetário Nacional (National Monetary Council)
•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CRO - Chief Risk Officer
•	CVM - Securities and Exchange Commission
•	Comef - Financial Stability Committee (Comitê de Estabilidade Financeira)

D

•	DV01 - Delta Variation Risk

F

•	FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor)
•	FEPF - Fator de Exposição Potencial Futura (Future Potential Exposure Factor)
•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

H

•	HQLA – High quality liquid assets

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IPV – Independent Price Validation
•	IT - Information Technology

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Gerenciamento de Riscos – Pilar 3

L

•	LCR – Liquidity Coverage Ratio

M

•	MEP - Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
•	PR - Patrimônio de Referência (Total Capital)
•	PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)

R

•	RA - Risk Assessment
•	RAS - Risk Appetite Statement
•	RBAN - Total Capital calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP - Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWACPAD - Portion relating to exposures to credit risk
•	RWAMINT - Portion relating to exposures to market risk, using internal approach
•	RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SOC - Security Operation Center
•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TAC - Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliários (Securities)

V

•	VaR - Value at Risk

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11.2	Glossary of Regulations

•	BACEN Circular No. 3,316, of April 30th, 2008
•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,646, of March 04th, 2013
•	BACEN Circular No. 3,674, of October 31st, 2013
•	BACEN Circular No. 3,676, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular No. 3,809, of August 25th, 2016
•	BACEN Circular No. 3,846, of September 13th, 2017
•	BACEN Circular Letter No. 3,775 of December 16th, 2015
•	BACEN Circular Letter No. 3,841 of July 27th, 2017
•	CNSP Resolution No. 321, of July 15th, 2015
•	CNSP Resolution No. 360, of Decemeber 20th, 2017
•	CNSP Resolution No. 343, of December 26th, 2016
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,263, of February 24th, 2005
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013
•	CMN Resolution No. 4,502, of June 30th, 2016
•	CMN Resolution No. 4,557, of February 23rd, 2017
•	CMN Resolution No. 4,615, of November 30rd, 2017

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